Rick R. Holley President and Chief Executive Officer Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle, WA 98104

May 30, 2012

Mr. Michael McTiernan, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3010

Re:	Plum Creek Timber Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011
Dear Mr. McTiernan:
This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated May 15, 2012 (“Comment Letter”) concerning Plum Creek's Form 10-K Annual Report for the Year Ended December 31, 2011 (“Form 10-K”). Plum Creek's response to the Comment Letter along with certain requested acknowledgements are hereby submitted below.

1
With a view to disclosure in future Exchange Act reports, please tell us how you estimate your tons of standing timber. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

Response: We estimate our standing timber inventory by consistently applying a set of policies and procedures. Timber volume data is determined through a process generally referred to as a “timber cruise,” whereby volume on a timber stand is statistically estimated based on field observations of the number of trees, tree height and tree diameter on sample areas. We perform timber cruises on a portion of our timberlands each year. To estimate volume on stands that have not been cruised in the current year, we either use prior cruise data and growth models to estimate the current inventory, or we apply current cruise data from a portion of our timberlands to stands of similar species, age class and land productivity profile. The key assumptions in this process are annual growth models and volume formulas used to translate height and diameter information to volume measurements. Our timber inventory estimates are updated to account for harvesting activities, timberland acquisitions and divestitures, biological growth, new timber cruise data and natural disturbances (e.g. fire, disease, or weather events), among other factors.

We believe that our inventory estimation process is consistent with general industry practices. In addition, our process is reviewed by external foresters in connection with our sustainability certification under the Sustainable Forestry Initiative® standard, and the results of this review confirm that our approach is generally consistent with industry practice.
The company confirms that it will include substantially similar information concerning its timber inventory process in its future Securities Exchange Act of 1934, as amended (“Exchange Act”), annual reports on Form 10-K.

2
We note that your Northern Resources segment covers a broad area that subsumes distinct regions with differing growth rates, access to mills, export markets, etc. Please tell us what consideration you have given to breaking out the Northern Resources operating data, such as estimated standing timber, supply agreement volume, acres and harvest amounts, by major sub-region. We may have further comment.

Response: The company strives to provide meaningful and transparent disclosures in its periodic reports filed with the Securities and Exchange Commission. We try to strike a balance between providing enough details for our investors to understand the company's business while at the same time not overwhelm the reader with excess information that is not material to the company's results of operations. We believe providing operating data for our Northern Resources Segment by major sub-regions would be unnecessary detail and would not give investors a better understanding of the company's business. We hold quarterly calls with analysts, and we receive inquiry from analysts, investors, and prospective investors each day. To date, we have not been asked to provide operating data in our Northern Segment by sub-region. Furthermore, the products we sell, the type of customers to whom we sell our products, and the methods of delivering our products to our customers are similar throughout the Northern Resources Segment. Therefore, we believe that we have struck an appropriate balance between providing detailed disclosure and helpful operating data for our Northern Resources Segment.

3
We note your disclosure on pages 4 and 5 that you have several log supply agreements. With a view to disclosure in future Exchange Act reports, please tell us how “market price” is determined in these agreements. We may have further comment.

Response: The company currently has ten log supply agreements. In general, these supply agreements require us to sell a specified volume of logs to certain U.S. customers. While each agreement determines the sales price somewhat differently, all of our supply agreements reflect a market-based sales price. The provisions of each agreement call for sales price to be updated periodically, generally on a quarterly basis. Substantially all of the supply agreements use one or more of the following market indicators to determine the selling price:

•	Average log prices for similarly situated regional customers (excluding the supply agreement customer) realized by Plum Creek over a defined time period;

•	Average log prices from other log suppliers paid by the log supply agreement customer over a defined time period; and/or

•	Negotiated base market price that is adjusted each period using published composite indexes.

The company confirms that it will include substantially similar information concerning its log supply agreements in its future Exchange Act annual reports on Form 10-K.

4
We note your disclosure of the numerous factors that the Board may consider when determining the dividend. Given the declines in your operating cash flows in each of the last three years, and your expectation that operating cash flows will continue to decline in 2012, in future Exchange Act reports, to the extent the dividend is maintained at the current rate, please provide a more detailed explanation of the most significant factors actually considered by the Board in setting the dividend.

Response: We note the Staff's comment and, in our future periodic reports filed under the Exchange Act, we will provide additional disclosure regarding the most significant factors actually considered by the company's Board of Directors in determining any dividend.

5
We note that export markets, particularly China, had a significant impact on your 2011 results. In future Exchange Act reports, please consider addressing any material trends in your significant export markets that are reasonably likely to impact future results.

Response: In each of our periodic reports filed under the Exchange Act, we identify and discuss the most significant trends impacting our operating results and cash flow. We also strive to scale our disclosures by providing more detailed information relating to significant trends and less detailed summary disclosures for less significant trends.

Historically, export sales have not been material to our operating results. However, during 2011 export log sales to China were one of several significant factors affecting operating results for our Northern Resources Segment. For that reason, we identified export log sales to China in our 2011 periodic reports as one of the factors affecting the Northern Resources Segment's operating results. Furthermore, in the Form 10-K for 2011, we disclosed that export log sales to China moderated during the fourth quarter of 2011, and we also identified the key reasons for this change. (See Item 7, Management's Discussion and Analysis of Financial Conditions and Results of Operations, Results of Operations, to our Form 10-K for 2011.)

We believe our disclosures regarding export log sales to China in our periodic filings to date have been appropriate considering these sales have only affected operating results of our Northern Resources Segment. Furthermore, considering the company's operations on the whole, the Northern Resources Segment's operating income represented 7% of our 2011 consolidated segment operating income, and log sales to China during 2011 represented only 1% of the total tons harvested during 2011. We will continue to monitor the most significant economic factors affecting our results and would expect to expand our disclosures regarding the impact of export logs sales in future filings to the extent they have a more significant effect on our operating results and cash flow.

6
In future Exchange Act reports, please identify the principal executive officer, principal financial officer and principal accounting officer or controller on your signature page. Please refer to General Instruction D to Form 10-K.

Response: We note the Staff's comment and will make the appropriate change to the signature page of our future periodic reports filed under the Exchange Act.

In addition to the foregoing response to the Comment Letter, Plum Creek hereby acknowledges that:

•	Plum Creek is responsible for the adequacy and accuracy of the disclosure in its Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	Plum Creek may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Jose J. Quintana, our Assistant General Counsel, at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.

cc: Sandra B. Hunter

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